FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

12 April 2019

(Hong Kong Stock Code: 5)

HSBC Holdings plc

Poll results of 2019 Annual General Meeting
and
Changes to Board and Committee Composition

1.       Poll Results

           Following its Annual General Meeting ("AGM") held today, HSBC Holdings plc (the "Company") announces the results of the poll vote for each of the resolutions set out in the Notice of AGM.

Resolutions 1 to 8, 11, 13 and 15 were passed as ordinary resolutions and resolutions 9, 10, 12, 14 and 16 were passed as special resolutions.

In line with the Board's recommendation, resolution 17 was not passed.

The following table shows the votes cast on each resolution:

	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES TOTAL	% of ISC VOTED*	VOTES WITHHELD
1. To receive the Annual Report and Accounts 2018	9,674,201,216	99.01	96,825,219	0.99	9,771,026,435	48.29%	60,936,044
2. To approve the Directors' Remuneration Report	9,474,837,851	96.81	312,644,682	3.19	9,787,482,533	48.37%	44,564,150
3. To approve the Directors' Remuneration Policy	9,525,856,097	97.36	258,383,075	2.64	9,784,239,172	48.35%	47,468,297
4. (a) To elect Ewen Stevenson as a Director	9,755,977,676	99.68	31,795,917	0.32	9,787,773,593	48.37%	44,140,004
4. (b) To elect José Antonio Meade as a Director	9,778,410,299	99.91	9,233,057	0.09	9,787,643,356	48.37%	44,375,808
4. (c) To re-elect Kathleen Casey as a Director	9,780,494,217	99.92	7,509,360	0.08	9,788,003,577	48.37%	44,025,601
4. (d) To re-elect Laura Cha as a Director	9,677,746,516	99.70	29,510,137	0.30	9,707,256,653	47.97%	124,359,058
4. (e) To re-elect Henri de Castries as a Director	9,774,439,657	99.86	13,517,926	0.14	9,787,957,583	48.37%	44,071,950
4. (f) To re-elect John Flint as a Director	9,777,490,853	99.89	10,688,230	0.11	9,788,179,083	48.37%	43,876,986
4. (g) To re-elect Irene Lee as a Director	9,391,827,076	96.75	315,426,400	3.25	9,707,253,476	47.97%	124,325,766
4. (h) To re-elect Heidi Miller as a Director	9,779,982,893	99.92	8,060,687	0.08	9,788,043,580	48.37%	43,986,647
4. (i) To re-elect Marc Moses as a Director	9,770,900,194	99.83	17,076,778	0.17	9,787,976,972	48.37%	44,050,680
4. (j) To re-elect David Nish as a Director	9,768,905,125	99.81	19,027,257	0.19	9,787,932,382	48.37%	44,098,215
4.(k) To re-elect Jonathan Symonds as a Director	9,764,731,591	99.87	12,507,411	0.13	9,777,239,002	48.32%	54,791,595
4. (l) To re-elect Jackson Tai as a Director	9,707,983,604	99.18	79,974,985	0.82	9,787,958,589	48.37%	44,084,082
4. (m) To re-elect Mark Tucker as a Director	9,702,837,721	99.13	85,006,701	0.87	9,787,844,422	48.37%	44,224,053
4. (n) To re-elect Pauline van der Meer Mohr as a Director	9,646,222,373	99.37	60,914,585	0.63	9,707,136,958	47.97%	124,423,553
5. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,716,925,652	99.37	61,308,695	0.63	9,778,234,347	48.32%	53,896,901
6. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,715,078,488	99.36	62,772,096	0.64	9,777,850,584	48.32%	54,294,647
7. To authorise the Company to make political donations	9,626,197,572	98.36	160,231,018	1.64	9,786,428,590	48.36%	45,677,741
8. To authorise the Directors to allot shares	9,344,140,035	95.47	443,333,642	4.53	9,787,473,677	48.37%	44,560,899
9. To disapply pre-emption rights	9,714,008,674	99.30	68,237,194	0.70	9,782,245,868	48.34%	49,730,809
10. To further disapply pre-emption rights for acquisitions	9,499,938,029	97.11	282,358,820	2.89	9,782,296,849	48.34%	49,704,046
11. To authorise the Directors to allot any repurchased shares	9,577,041,099	97.90	205,697,256	2.10	9,782,738,355	48.34%	49,370,601
12. To authorise the Company to purchase its own shares	9,682,853,068	98.94	104,015,688	1.06	9,786,868,756	48.36%	45,283,343
13. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	9,659,457,457	98.73	123,937,719	1.27	9,783,395,176	48.35%	48,708,130
14. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	9,586,285,969	98.00	195,847,944	2.00	9,782,133,913	48.34%	49,895,848
15. To authorise the Directors to offer a scrip dividend alternative	9,736,625,329	99.90	9,756,320	0.10	9,746,381,649	48.16%	82,496,139
16.To call general meetings (other than an AGM) on 14 clear days' notice	8,973,026,189	91.69	813,759,807	8.31	9,786,785,996	48.36%	45,334,926
17.Shareholder requisitioned resolution regarding the Midland Bank defined benefit pension scheme	342,338,842	3.54	9,337,601,518	96.46	9,679,940,360	47.84%	125,728,355
*  based on total issued share capital (the "ISC") (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 11 April 2019.

2.       Board & Committee Changes

Lord Evans of Weardale retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, he will receive his pro-rata entitlement to non-executive director fees for the month of April 2019 and is not entitled to any payments for loss of office.

As a consequence of Lord Evans' retirement from the Board, Jackson Tai has been appointed as the Chair, and Kathleen Casey has been appointed as a member, of the Financial System Vulnerabilities Committee with effect from the conclusion of the AGM.

3.       Other

-             Computershare Investor Services PLC, the Company's Share Registrar, acted as scrutineer of the poll on all resolutions.

-          Copies of the resolutions passed at the AGM (other than resolutions concerning ordinary business) have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at http://www.morningstar.co.uk/uk/NSM.

-         As at 12.01am (London time) on Thursday 11 April 2019, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 20,235,585,854, which excludes 325,273,407 ordinary shares held in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

-         In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Mark Tucker*, John Flint, Kathleen Casey†, Laura Cha†, Henri de Castries†, Irene Lee†, José Meade†, Heidi Miller†, Marc Moses, David Nish†, Ewen Stevenson, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 12 April 2019